Exhibit (a)(1)(iv)

Offer to Purchase Common Stock of Birner Dental Management Services, Inc.

August 31, 2006

Notice to Holders of Vested Stock Options:

          Birner Dental Management Services, Inc. (the “Company”) has recently announced its offer (the “Offer”) to purchase up to 175,000 shares of the Company’s common stock, without par value (such shares, together with all other outstanding shares of the Company’s common stock, the “Shares”), at a price specified by such shareholders not greater than $28.00 nor less than $17.50 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2006 and in the related Letter of Transmittal (collectively, the “Offer Documents”). You may obtain copies of the Offer Documents by calling Computershare Trust Company, Inc. at 1-800-962-4284 (extension 4732).

          As a holder of vested stock options, you may wish to exercise some or all of your options that are vested on or before September 22, 2006, and then tender the shares acquired through such exercise to the Company pursuant to the Offer. The last day that you may exercise your vested options in order to tender the Shares subject to such options in the Offer is September 22, 2006. To assist you, attached is a summary of your exercisable stock option grants, including the option date, exercise price, and the number of options from each grant that are exercisable as of August 31, 2006. In the event that you have options vesting after August 31, 2006 but on or before September 22, 2006, such additional options, once vested, may be exercised no later than September 22, 2006 for purposes of tendering the underlying Shares in the Offer.

          You will need to evaluate the Offer Documents to determine if participation would be beneficial to you, based on your stock option exercise prices, the date of your stock option grants and the years left to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company as described in the Offer.

          The Company will, upon the terms and subject to the conditions of the Offer, determine a single per share price (the “Purchase Price”), not greater than $28.00 nor less than $17.50 per share, that it will pay for the Shares validly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest price that will allow it to purchase 175,000 Shares or, if a lesser number of Shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. All shareholders whose Shares are purchased by the Company will receive the Purchase Price for each Share purchased in the Offer. In the event that more than 175,000 Shares are tendered in the Offer at or below the Purchase Price, the Company may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Offer. The Company also reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements.

          Holders of vested stock options who exercise and tender the Shares underlying such options will have their Shares purchased by the Company on the same basis as other shareholders. There can be no guarantee that all Shares acquired pursuant to an exercise of vested options, or any other method, will be purchased by the Company.

          We strongly encourage that you discuss the Offer with your tax advisor or broker.

          The Offer will expire at 5:00 p.m., Mountain time, on September 29, 2006 (the “Expiration Date”) unless extended by the Company. If you do intend to exercise stock options in order to tender Shares in the Offer, you must exercise your options not later than 3:00 p.m., Mountain time, September 22, 2006, in order to obtain Shares to tender by the Expiration Date.

          Upon the terms and subject to the conditions of the Offer, if more than 175,000 Shares, or such greater number of Shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the Purchase Price, the Company will purchase Shares on the following basis:

•	First, from all holders of “odd lots” of fewer than 100 Shares who properly tender all of their Shares and do not properly withdraw them before the Expiration Date; and

•	Second, after purchasing the Shares from the “odd lot” holders, from all other shareholders who properly tender shares, on a pro rata basis.

          The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.